UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RMG Acquisition Corp. III
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G76088106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G76088106	SCHEDULE 13G	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Walleye Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
257,547

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
257,547

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
257,547

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
40.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. G76088106	SCHEDULE 13G	Page 3 of 4 Pages
Item 1.	(a) Name of Issuer

RMG Acquisition Corp. III (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

57 Ocean, Suite 403
5775 Collins Avenue
Miami Beach, FL 33140

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Walleye Capital LLC, a Minnesota limited liability company, 315 Park Ave. South, New York, NY 10010.

Item 2.	(d) Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share (“Ordinary Shares”)

Item 2.	(e) CUSIP No.:

G76088106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Information with respect to the Reporting Person’s ownership of the Ordinary Shares as of December 31, 2023, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The percentage of the Ordinary Shares beneficially owned by the Reporting Person reported herein is calculated based on a total of 635,778 Ordinary Shares outstanding as of November 20, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 20, 2023.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification (if filing pursuant to Rule 13d-1(d))

Not Applicable.

CUSIP No. G76088106	SCHEDULE 13G	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Walleye Capital LLC

By:	/s/ Thomas L. Wynn IV
Thomas L. Wynn IV, Global Chief Compliance Officer